SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of December, 2014

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 8 (OPD)
PUBLIC OPENING POSITION DISCLOSURE BY A PARTY TO AN OFFER
Rules 8.1 and 8.2 of the Takeover Code (the "Code")
1. KEY INFORMATION

(a) Identity of the party to the offer making the disclosure:	Aviva plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a): The naming of nominee or vehicle companies is insufficient	N/A
(c) Name of offeror/offeree in relation to whose relevant securities this form relates: Use a separate form for each party to the offer	Friends Life Group Limited
(d) Is the party to the offer making the disclosure the offeror or the offeree?	OFFEROR
(e) Date position held:	1 December 2014
(f) Has the party previously disclosed, or is it today disclosing, under the Code in respect of any other party to this offer?	YES If YES, specify which: Aviva plc

2. POSITIONS OF THE PARTY TO THE OFFER MAKING THE DISCLOSURE

(a) Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates

Class of relevant security:	Ordinary shares of no par value
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	nil	0	nil	0
(2) Derivatives (other than options):	nil	0	nil	0
(3) Options and agreements to purchase/sell:	nil	0	nil	0
TOTAL:	nil	0	nil	0

All interests and all short positions should be disclosed.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

Details of any securities borrowing and lending positions or financial collateral arrangements should be disclosed on a Supplemental Form 8 (SBL).

(b) Rights to subscribe for new securities

Class of relevant security in relation to which subscription right exists:	None
Details, including nature of the rights concerned and relevant percentages:	None

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(c) Irrevocable commitments and letters of intent

Details of any irrevocable commitments or letters of intent procured by the party to the offer making the disclosure or any person acting in concert with it (see Note 3 on Rule 2.11 of the Code):

The following persons have given irrevocable undertakings to vote (or procure the vote) in favour of the Scheme and the associated resolutions to be proposed at the Guernsey Court Meeting and any Friends Life General Meeting (or, in the event that the Proposed Acquisition is implemented by way of a takeover offer under the Code, accept or procure acceptance of such offer) in relation to the following Friends Life Shares

Name	Total number of Friends Life Shares in respect of which the undertaking has been given	Percentage of issued ordinary share capital of Friends Life
Sir Malcolm Williamson	55,975	0.0040%
Andy Briggs	401,072	0.0285%
Tim Tookey	339,134	0.0241%
Mel Carvill	62,400	0.0044%
Nick Lyons	30,000	0.0021%
Robin Phipps	2,100	0.0001%
Tim Wade	40,000	0.0028%
Total	930,681	0.0661%
The Friends Life Directors' irrevocable undertakings will cease to be binding if:

(a) the Scheme Document is not published within 28 days of the date of the announcement (or such later date as the Panel may agree);
(b) the Scheme does not become Effective or lapses in accordance with its terms or otherwise becomes incapable of ever becoming Effective, provided that Aviva plc has not, within seven days of the Scheme having so terminated or lapsed, announced in accordance with Rule 2 of the Code that it intends to implement the Proposed Acquisition by way of an Offer;
(c) in the event that the Proposed Acquisition is implemented by way of an Offer, the Offer lapses or is withdrawn; or
(d) the Co-operation Agreement is terminated in accordance with its terms.

3. POSITIONS OF PERSONS ACTING IN CONCERT WITH THE PARTY TO THE OFFER MAKING THE DISCLOSURE

Details of any interests, short positions and rights to subscribe of any person acting in concert with the party to the offer making the disclosure:

Class of relevant security:	Ordinary shares of no par value
	Number of Friend Life Group Limited shares	%
Subsidiary: Aviva Life & Pensions Ireland Limited	3,016,073	0.214
Subsidiary: Aviva Life & Pensions UK Limited	37,121,829	2.635
Discretionary Managed Fund of Aviva Investors Global Services Limited: MLC Limited	3,196	0.0001
Discretionary Managed Fund of Aviva Investors Global Services Limited: Ark Life Assurance Company Limited	1,628,910	0.116
Discretionary Managed Fund of Aviva Investors Global Services Limited: Aviva Investors Investment Funds ICVC (OEIC)	7,998,260	0.568
Discretionary Managed Fund of Aviva Investors Global Services Limited: RBS Collective Investment Funds Limited	2,097,712	0.149
Sir Adrian Montague	2,927	0.000
TOTAL:	51,868,907	3.681

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3 for each additional class of relevant security.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

Details of any securities borrowing and lending positions or financial collateral arrangements should be disclosed on a Supplemental Form 8 (SBL).

4. OTHER INFORMATION

(a) Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the party to the offer making the disclosure or any person acting in concert with it:
If there are no such agreements, arrangements or understandings, state "none"

None

(b) Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the party to the offer making the disclosure, or any person acting in concert with it, and any other person relating to:
(i) the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

None

(c) Attachments

Are any Supplemental Forms attached?

Supplemental Form 8 (Open Positions)	NO
Supplemental Form 8 (SBL)	NO

Date of disclosure:	2 December 2014
Contact name:	Kirstine Cooper
Telephone number:	0207 662 6646

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at monitoring@disclosure.org.uk. The Panel's Market Surveillance Unit is available for consultation in relation to the Code's dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 02 December, 2014
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary